UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                           Quality Food Centers, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   747565109
                         ------------------------------
                                 (CUSIP Number)


                      Roger A. Cooke, Senior Vice President
                                Fred Meyer, Inc.
                               3800 SE 22nd Avenue
                             Portland, Oregon 97242
                                 (503) 232-8844
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                November 6, 1997
                         -------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                          1 of 6

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 747565109                                            Page 2 of 6 Pages

 1)   Name of Reporting Person; S.S. or I.R.S. Identification No.
      of Above Person:

      Fred Meyer, Inc.
      91-1826443
      --------------------------------------------------------------------------

 2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)
      (a)   [  ]
      (b)   [  ]

 3)   SEC Use Only _____________________________________________________________


 4)   Source of Funds

      OO
      --------------------------------------------------------------------------

 5)   Check Box if Disclosure of Legal Proceedings Is Required
      Pursuant to Items 2(d) or 2(e)  [  ]

 6)   Citizenship or Place of Organization

      Delaware
      --------------------------------------------------------------------------

                          7)  Sole Voting Power


                              --------------------------------------------------

      Number              8)  Shared Voting Power
      of
      Shares                  5,473,982**
      Beneficially            --------------------------------------------------
      Owned by
      Each                9)  Sole Dispositive Power
      Reporting
      Person
      With                    --------------------------------------------------

                         10)  Shared Dispositive Power

                              5,473,982**
                              --------------------------------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      5,473,982**
      --------------------------------------------------------------------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares*  [  ]

13)   Percent of Class Represented by Amount in Row (11)

      26.1%
      --------------------------------------------------------------------------

14)   Type of Reporting Person*

      CO
      --------------------------------------------------------------------------

                                                                          2 of 6

Item 1.  Security and Issuer

         This Statement relates to shares of Common Stock, $0.001 par value ("Common Stock"), of Quality Food Centers, Inc., a corporation organized under the laws of Washington ("QFC"). QFC's principal executive offices are located at 10112 N.E. 10th Street, Bellevue, Washington 98004.

Item 2.  Identity and Background

         This Statement is filed by Fred Meyer, Inc., a corporation organized under the laws of Delaware ("Fred Meyer"), whose business address is 3800 SE 22nd Avenue, Portland, Oregon 97202. Fred Meyer's principal business is retailing a wide range of food, apparel, fine jewelry and products for the home. During the past five years, Fred Meyer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Set forth below are the names, principal occupations and business addresses of the executive officers and directors of Fred Meyer. Each executive officer and director is a citizen of the United States of America. During the past five years, none of the executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Executive Officers of Fred Meyer:

Name                   Position with Fred Meyer
----                   ------------------------

Robert G. Miller       President and Chief Executive Officer
Sammy K. Duncan        Executive Vice President, Food Group
Kenneth Thrasher       Executive Vice President and Chief Administrative Officer
Mary F. Sammons        Executive Vice President, Apparel, PEM and Home Group
Roger A. Cooke         Senior Vice President, Director of Legal Group and
                       General Counsel and Secretary
David R. Jessick       Senior Vice President, Director of Finance Group and
                       Chief Financial Officer

The business address of each executive officer is 3800 SE 22nd Avenue, Portland, Oregon 97202.

Directors of Fred Meyer:

                       Principal Occupation, Address of Employer and Business
Name                   Address of Director
----                   -------------------

Ronald W. Burkle       General Partner, The Yucaipa Companies
                       10000 Santa Monica Boulevard, Fifth Floor, Los Angeles,
                       California 90067
Robert G. Miller*      President and Chief Executive Officer, Fred Meyer, Inc.
Vivian A. Bull         President, Linfield College
                       900 S.E. Baker Street, McMinnville, Oregon  97128-6894

                                                                          3 of 6

James J. Curran*       Retired Chairman of the Board and Chief Executive Officer
                       of First Interstate Bank, Northwest Region
A. M. Gleason*         Retired Chief Executive Officer of PacifiCorp
Roger S. Meier         President, AMCO, Inc.
                       1211 SW Fifth Avenue, Ste. 2900, Portland, Oregon  97204
Steven R. Rogel        President and Chief Executive Officer, Willamette
                       Industries, Inc.
                       1300 S.W. Fifth Avenue, Suite 3800, Portland, Oregon
                       97201
John G. King           President and Chief Executive Officer, Legacy Health
                       System
                       1919 NW Lovejoy, Portland, Oregon 97209
Bruce Karatz           Chairman of the Board, President and Chief Executive
                       Officer, Kaufman and Broad Home Corporation
                       10990 Wilshire Boulevard, Seventh Floor, Los Angeles,
                       California 90024
Fred L. Smith          Retired President of Fred Smith's Honda Automobiles of
                       Palm Springs and Retired President of Fred Smith's
                       Jaguar/Rolls Royce of Rancho Mirage
                       2000 Strada Mia, Las Vegas, Nevada 89117
Jeffrey P. Smith       Retired Chairman of the Board and Chief Executive Officer
                       of Smith's Food & Drug Centers, Inc.
                       32 Burning Tree Court, Las Vegas, Nevada 89113

* Business address is 3800 SE 22nd Avenue, Portland, OR 97202

Item 3.  Source and Amount of Funds or Other Consideration

         See Item 4 below.

Item 4.  Purpose of Transaction

         On November 6, 1997, QFC, Fred Meyer and Q-Acquisition Corp., a Washington corporation and wholly-owned subsidiary of Fred Meyer ("Q-Acquisition"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 7.3 and incorporated by reference herein. Pursuant to the terms of the Merger Agreement, Q-Acquisition would merge with and into QFC (the "Merger"), subject to certain conditions being satisfied or waived. Pursuant to the Merger Agreement, each outstanding share of QFC Common Stock, $.001 par value, would be converted into the right to receive the greater of either (i) 1.9 shares of Fred Meyer common stock, $.01 par value ("Fred Meyer Common Stock"), or (ii) the lesser of (A) 2.3 shares of Fred Meyer Common Stock or (B) a number of shares equal to $55 divided by the average closing price of the Fred Meyer Common Stock on the New York Stock Exchange for 15 out of the 35 trading days ending on the second trading day preceding the effective date of the Merger, subject to certain adjustments if any divestitures are required under the antitrust laws. Conditions to the consummation of the Merger include the receipt of regulatory approvals and approval by the shareholders of Fred Meyer and QFC.

         Also on November 6, 1997, Fred Meyer entered into Shareholders Agreements (the "Shareholders Agreements") with certain shareholders of QFC ("Shareholders"), pursuant to which, in consideration of the covenants and agreements of Fred Meyer contained therein and in the Agreement, and as an inducement to Fred Meyer to enter into the Merger Agreement, Shareholders agreed to vote at any meeting of QFC shareholders all of Shareholders' shares of QFC's voting securities (i) in favor of approving the Merger Agreement and the transactions contemplated thereby, (ii) against any other merger agreement or merger, consolidation, combination, dissolution, liquidation or winding up by QFC, or any other acquisition proposal, and (iii) against any amendment to QFC's certificate of incorporation or bylaws or other proposal or transaction that would in any

                                                                          4 of 6
manner impede, frustrate, prevent, or nullify the Merger. The Shareholders Agreements also impose restrictions upon the transfer of the shares, options and warrants subject to the Shareholders Agreements. The Shareholders Agreements will terminate upon the earlier of (a) the date on which the Merger Agreement terminates, (b) the date on which QFC's Board of Directors withdraws, modifies or amends its approval or recommendation of the Merger Agreement, the Merger or any of the transactions contemplated by the Merger Agreement in such a way as to be adverse to Fred Meyer or Q-Acquisition or (c) the effective time of the Merger. Copies of the Shareholders Agreements are included as Exhibits 7.1 and
7.2 to this Schedule 13D and are specifically incorporated herein by reference.

         The foregoing summaries of the Merger Agreement and the Shareholders Agreements are qualified in their entirety by reference to the full agreements which are filed as exhibits.

         Other than the transactions contemplated by the Merger Agreement and Shareholders Agreements, Fred Meyer has no plans or proposals required to be disclosed in this Item 4.

Item 5.  Interest in Securities of the Issuer

         (a) - (c) By reason of the Shareholders Agreements, Fred Meyer may be deemed to be the beneficial owner of 5,473,982 shares (the "Shares") of QFC Common Stock. Fred Meyer disclaims beneficial ownership of the Shares. The Shares represent approximately 26.1% of the outstanding shares of QFC Common Stock. Except as described in this Schedule 13D, neither Fred Meyer nor, to the best knowledge of Fred Meyer, any of the persons listed in Item 2 above beneficially owns any shares of QFC Common Stock. Except as described in this
Schedule 13D, neither Fred Meyer nor, to the best of its knowledge, any of the persons listed in Item 2 above has effected any transactions in QFC Common Stock during the past 60 days. By virtue of the limited nature of the Shareholders Agreements, Fred Meyer expressly disclaims beneficial ownership of the Shares.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See Item 4 with respect to the Merger Agreement and the Shareholder Agreements.

Item 7.  Material to be Filed as Exhibits

         The following agreements are filed as exhibits:

         7.1 Shareholders Agreement dated as of November 6, 1997 between Fred Meyer, Inc. and Stuart M. Sloan.

         7.2 Shareholders Agreement dated as of November 6, 1997 between Fred Meyer, Inc. and Zell/Chilmark Fund L.P.

         7.3 Agreement and Plan of Merger by and among Quality Food Centers, Inc., Fred Meyer, Inc. and Q-Acquisition Corp., dated November 6, 1997. (Incorporated by reference to Exhibit 99.1 of Fred Meyer, Inc.'s Form 8-K (File No. 1-13339) filed November 13, 1997).

                                                                          5 of 6

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: November 13, 1997       FRED MEYER, INC.



                                       By: THOMAS R. HUGHES
                                           -------------------------------------
                                           Thomas R. Hughes
                                           Vice President and
                                           Controller

                                                                          6 of 6

                                  EXHIBIT INDEX

                                                                      Sequential
Exhibit No.        Description                                          Page No.
-----------        -----------                                          --------

    7.1            Shareholders Agreement dated as of November 6,
                   1997 between Fred Meyer, Inc. and Stuart M.
                   Sloan.

    7.2            Shareholders Agreement dated as of November 6,
                   1997 between Fred Meyer, Inc. and
                   Zell/Chilmark Fund L.P.

    7.3 Agreement and Plan of Merger by and among Quality Food Centers, Inc., Fred Meyer, Inc. and Q-Acquisition Corp., dated November 6, 1997. (Incorporated by reference to Exhibit
                   99.1 of Fred Meyer, Inc.'s Form 8-K (File No. 1-13339) filed November 13, 1997).